Mail Stop 4561

      April 25, 2007

John M. Dionisio
Chief Executive Officer
Aecom Technology Corporation
555 South Flower Street, Suite 3700
Los Angeles, CA  90071

Re:	Aecom Technology Corporation
	Amendment No. 1 to Registration Statement on Form S-1
	File No. 333-141142
      Filed April 12, 2007

      Amendment No. 1 to Registration Statement on Form 10
      File No. 0-52423
      Filed March 7, 2007

Dear Mr. Dionisio:

	We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Offering, page 6
1. We note your 2-for-1 split of common stock effected by a dividend.
Please explain to us why earnings per share as disclosed in the financial statements as well as on pages 7 and 21 does not reflect the 2-for-1 common stock dividend. Also include a disclosure to the financial statements to discuss the nature of such dividend.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Quarterly Results of Operations, page 45
2. We have read and considered your response to comment 12.
Please
remove all references and calculations of non-GAAP measures in presenting consolidated quarterly information for the fiscal years 2006 and 2005. As mentioned previously, your quarterly results of operations information should be derived from GAAP financial statements consistent with Article 3 of Regulation S-X. Please revise accordingly.

Compensation Discussion and Analysis, page 78
3. We note that the compensation and organization committee considers peer group companies in determining compensation. Please disclose the names of these peer companies and briefly describe how they were selected. Refer to Item 402(b)(2)(xiv) of Regulation S-K.
4. Please include disclosure regarding why the compensation and organization committee pays the chairman a higher salary than the chief executive officer. In addition, please briefly describe the rationale for granting significantly higher stock awards to your chairman and chief executive officer than to your other executive officers.
5. We note that the compensation and organization committee bases PEP awards on the achievement of objective performance goals; however you have not provided a quantitative discussion of these predetermined goals. Please provide such disclosure or alternatively tell us why you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). To the extent that that it is appropriate to omit specific goals, discuss how difficult it will be for the executives or how likely it will be for the registrant to achieve the target goals. Please see Instruction 4 to Item 402(b) of
Regulation S-K.

Item 15.  Recent Sales of Unregistered Securities, page II-1
6. We note that you issued shares in December 2005 in reliance on
Section 3(a)(10). Please explain to us in more detail the factual and legal basis supporting your reliance on this exemption.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Yolanda Crittendon at (202) 551-3472, or
Cicely
LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan at 202-551-3852 or me at
202-551-3780 with any other questions.

      Sincerely,



Karen J. Garnett
Assistant Director

cc:	Jonathan K. Layne, Esq. (via facsimile)



John M. Dionisio
Aecom Technology Corporation
April 25, 2007
Page 3